

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2018

<u>Via E-mail</u>
Daniel Kunz
Chief Executive Officer
Gold Torrent (Canada) Inc.
960 Broadway Avenue, Suite 530
Boise, Idaho 83706

> **Re:    Gold Torrent, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed June 23, 2017**
> **File No. 000-53872**

Dear Mr. Kunz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc:    Andrew J. Bond
       Davis Wright Tremaine LLP